UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number: 001-15787
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
     Savings and Investment Plan for Employees of Metropolitan Life and Participating Affiliates
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
MetLife, Inc.
200 Park Avenue
New York, New York 10166-0188

SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES OF METROPOLITAN LIFE AND PARTICIPATING AFFILIATES

NOTE:	Supplemental schedules not listed are omitted due to the absence of conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Participants of the
Savings and Investment Plan for Employees of
Metropolitan Life and Participating Affiliates
We have audited the accompanying statements of net assets available for benefits of the Savings and Investment Plan for Employees of Metropolitan Life and Participating Affiliates (the “Plan”) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Form 5500 Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of the Year) as of December 31, 2009 is presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 2009 financial statements taken as a whole.
DELOITTE & TOUCHE LLP
Tampa, Florida
June 21, 2010

Savings and Investment Plan for Employees of
Metropolitan Life and Participating Affiliates
Statements of Net Assets Available for Benefits
As of December 31, 2009 and 2008
(In thousands)

	2009	2008
Assets:
Participant directed investments—at estimated fair value (see Note 3)	$4,733,864	$3,967,109

Liabilities:
Accrued investment management fees	2,064	1,606

Net assets available for benefits—at estimated fair value	4,731,800	3,965,503

Adjustment from estimated fair value to contract value for fully benefit-responsive investment contracts	(35,965)	78,338

Net assets available for benefits	$4,695,835	$4,043,841

See accompanying notes to financial statements.

Savings and Investment Plan for Employees of
Metropolitan Life and Participating Affiliates
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2009
(In thousands)

2009
Additions to net assets attributed to:
Contributions:
Participant contributions	$179,690
Employer contributions	78,095
Rollover contributions	9,512

Total contributions	267,297

Interest and dividends	178,846
Net appreciation in estimated fair value of investments (see Note 4)	431,731

Total additions	877,874

Deductions from net assets attributed to:
Benefit payments to participants	213,649
Investment management fees	11,639
Other expenses	592

Total deductions	225,880

Net increase in net assets	651,994

Net assets available for benefits:

Beginning of year	4,043,841

End of year	$4,695,835

See accompanying notes to financial statements.

Savings and Investment Plan for Employees of
Metropolitan Life and Participating Affiliates
Notes to Financial Statements
1. Description of the Plan
     The following description of the Savings and Investment Plan for Employees of Metropolitan Life and Participating Affiliates (the “Plan”) is provided for general information purposes only. Participants (as defined below) should refer to the Plan document for a more complete description of the Plan.
     General Information
     The Plan, a defined contribution plan, became effective on May 1, 1970 and, as subsequently amended, is designed to comply with the requirements of the Employee Retirement Income Security Act of 1974, as amended. The administrator of the Plan (the “Plan Administrator”) is Metropolitan Life Insurance Company (the “Company”), which has delegated that duty to one of its officers. Recordkeeping services are performed for the Plan by an unaffiliated third party.
     Through December 31, 2009, the Plan offered participants the following investment options through participation in various group annuity contracts (“GAC”) with the Company, Company separate account funds, as well as (for certain participants) The New England Financial Accumulation Account:

Separate Account Funds	Account(s)
Fixed Income Fund	Separate Accounts #78, #253, #378, #429 & The New England Financial Accumulation Account
Equity Fund	Separate Account #611
Common Stock Index Fund	Separate Account # MI
Blended Small Company Stock Fund	Separate Account #596
International Equity Fund	Separate Account #79
Value Equity Fund	Separate Account #593
Small Company Stock Fund	Separate Account #307
Emerging Markets Equity Fund	Separate Account #247
     Contributions to the Plan that are directed by participants into these funds are remitted by the Participating Affiliates (as defined below) to the Plan and allocated in accordance with the elections of the participants among each investment fund, including the separate account funds. On December 31, 2009, the Small Company Stock Fund and the Emerging Markets Equity Fund were removed as investment options under the Plan (effective January 1, 2010). Balances remaining in such funds on that date were transferred to the Blended Small Company Stock Fund and International Equity Fund, respectively. In addition, on December 31, 2009, securities were transferred within the Equity Fund (from separate account #413 to #611) in order to support a change in strategy for the fund from active investment to a passive, indexed strategy, emphasizing large cap stocks with growth potential. See Note 11.
     The Plan also offers participants the option to invest in a fund holding primarily shares of common stock of MetLife, Inc., the Company’s parent, known as the MetLife Company Stock Fund. The MetLife Company Stock Fund is held in trust by The Bank of New York Mellon Corporation (“BNY Mellon”), as trustee.
     Effective August 1, 2008, a frozen fund (the “RGA Frozen Fund”) was established to primarily hold shares of the Class B common stock of Reinsurance Group of America, Incorporated (“RGA”) issued in connection with the exchange offer of shares of MetLife, Inc. common stock held in the MetLife Company Stock Fund. (A “frozen fund” is one into which participants may neither direct contributions nor transfer balances from any other fund). On November 25, 2008, RGA reclassified its shares of common stock, including Class B, into a single class. The RGA Frozen Fund is also held in trust by BNY Mellon, as trustee.
     The separate account funds and the MetLife Company Stock Fund together constitute the core investment options of the Plan (“Core Funds”). To supplement the Core Funds, the Plan offers to all participants the ability to transfer funds out of the Core Funds into a Self-Directed Account (“SDA”). The SDA works like a personal brokerage account by providing participants with direct access to a wide variety of mutual funds that are available to the public through many well-known mutual fund families. The SDA is held in trust by BNY Mellon, as trustee.
     Participants in the former New England 401(k) Plan who had amounts invested in The New England Financial Accumulation Account as of December 31, 2000 have such account as a frozen Core Fund of the Plan, to the extent they have retained assets in such fund. Such assets are included with the Plan’s Fixed Income Fund.
     Participation
     Generally, each employee of a Participating Affiliate who is regularly scheduled to work at least 1,000 hours per year is eligible to participate in the Plan on the employee’s date of hire, and may immediately make contributions to the Plan, with the exception of certain groups of individuals performing services for the Participating Affiliates (e.g., an individual classified by the Participating Affiliates as a leased employee or independent contractor, an employee participating in or eligible to participate in the New England Agents’ Deferred Compensation Plan and Trust, the New England Agents’ Retirement Plan and Trust, the New England Life Insurance Company 401(k) Savings Plan and Trust and/or the New England Agency Employees’ Retirement Plan and Trust, an employee in certain collective bargaining units, and individuals hired by a Participating Affiliate as a cooperative student or intern). Generally, each participant is eligible for matching contributions as of the first day of the month following the date the participant completes one year of service, provided that the participant makes the minimum contributions to the Plan, as discussed below.
     Participant Accounts
     The recordkeeper maintains individual account balances for each employee of the Participating Affiliates who participates in the Plan (each such employee, a “participant”). Each participant’s account is credited with contributions, as discussed below, charged with withdrawals, and allocated investment earnings and losses, as provided by the Plan document. A participant is entitled to the benefits that generally are equal to the participant’s vested account balance determined in accordance with the Plan document and as described below.
     The following entities comprise the Participating Affiliates as of December 31, 2009: the Company, MetLife Group, Inc., Metropolitan Property and Casualty Insurance Company, MetLife Funding, Inc., MetLife Credit Corp., MetLife Securities, Inc., MetLife Bank, National Association (“MetLife Bank”), MetLife Insurance Company of Connecticut and SafeGuard Health Plans, Inc. (“SafeGuard”), a California corporation (collectively, “Participating Affiliates”). Texas Life Insurance Company was a Participating Affiliate through February 27, 2009, as a result of its sale to a third party on March 2, 2009. Participants from Texas Life were given the option to leave the balances in the Plan or rollover to a qualifying plan. See “ –Plan Amendments.”
     Contributions
     Contributions, as defined in the Plan document, consist of those participant contributions which are matched by each of the Participating Affiliates for its respective participants (“matching contributions”) and those participant contributions which are not matched by any of the Participating Affiliates. A participant may contribute from 3% to 45% of eligible compensation, as defined in the Plan, subject to limitations on highly compensated employees as described below. Contributions of the participants and matching contributions are credited to the Core Funds in the manner elected by the participants and as provided by the Plan. Pursuant to the terms of the Plan, matching contributions may be reduced to reflect forfeiture of non-vested matching contributions and new matching contributions are suspended for six months if matching contributions are withdrawn by a participant.
     Under the United States Internal Revenue Code (“IRC”) a participant who earned in excess of a specified dollar threshold during the preceding plan year ($105 thousand during 2008 for the 2009 plan year) is a highly compensated employee. A participant who is not a highly compensated employee may contribute up to 45% of eligible compensation (as defined in the Plan), on a before-tax 401(k), Roth 401(k) and/or after-tax basis, subject to certain IRC and Plan-imposed limitations. Each highly compensated employee may elect to make before-tax 401(k) and/or Roth 401(k) contributions up to an aggregate maximum of 10% of such employee’s eligible compensation. If such an employee makes after-tax employee contributions, the aggregate percentage of all such contributions may not exceed 13% of such employee’s eligible compensation. Participants who were age 50 or older during the plan year were permitted to make additional catch-up contributions in excess of the regular IRC and Plan-imposed limitations (up to $5.5 thousand for the year ended December 31, 2009).
     Through December 31, 2009, each of the Participating Affiliates (other than Texas Life Insurance Company) made a matching contribution equal to 4% of the participant’s eligible compensation each pay period, if the participant contributed a minimum of 3% of his or her eligible compensation to the Plan during such pay period. Through February 27, 2009, Texas Life Insurance Company made a matching contribution equal to 3% of the participant’s eligible compensation each pay period when a participant contributed a minimum of 3% of his or her eligible compensation to the Plan during such pay period. Subject to the approval of the Plan Administrator, participants may also rollover into the Plan amounts representing distributions from (i) traditional individual retirement accounts (“IRAs”) (to the extent that the participant did not make nondeductible contributions), (ii) qualified defined benefit plans, (iii) qualified defined contribution plans, (iv) 403(b) plans, or (v) governmental 457(b) plans. A “rollover” occurs when a participant transfers funds distributed from an eligible source, such as another qualified plan or certain other plans, into the Plan.
     Withdrawals and Distributions
     A participant may request withdrawals from the Plan under the conditions set forth in the Plan document. Distributions from the Plan are generally made upon a participant’s or beneficiary’s request in connection with his or her retirement, death, or other termination of employment from a Participating Affiliate, or receipt of disability benefits for more than 24 months.
     Vesting
     Participant contributions vest immediately. Matching contributions become fully vested upon the participant’s completion of five years of service in accordance with a five-year graded vesting schedule, as well as upon the occurrence of the events triggering acceleration of vesting described below. A participant becomes 25% vested after the completion of two years of service, and then increases his or her vested percentage by an additional 25% per year for each additional year of completed service, until the participant is 100% vested in the Plan after five years of completed service. In addition, a participant becomes fully vested when the participant either (i) attains age 55, (ii) dies, (iii) terminates employment with eligibility under the MetLife Plan for Transition Assistance for Officers or the MetLife Plan for Transition Assistance (which covers non-officer level employees), or (iv) has been receiving disability benefits for more than 24 months after the date of his or her initial disability payment. For purposes of (ii) of the preceding sentence, a participant who dies during a military absence while performing qualified military service (as defined in the IRC) is fully vested at death. In addition, participants who terminated employment with eligibility under the 2005-2006 MetLife Integrated Severance Plan (which covered employees of MetLife Insurance Company of Connecticut and certain employees of other Participating Affiliates) also became fully vested at that time.
     Forfeited Accounts
     A participant forfeits non-vested employer matching contributions upon the earlier of (i) the date the participant receives a distribution of the vested portion of his or her matching contributions after separation from service (subject to the right of restoration described below), or (ii) the occurrence of five consecutive one-year periods of severance (a “period of severance” is a twelve-month period during which the participant has not been credited with a single hour of service). If a participant who has forfeited non-vested employer matching contributions (in accordance with (i) of the preceding sentence) is rehired by a company in the Company’s control group (as defined in the IRC), such participant has the right to have the forfeited portion of matching contributions restored to his or her account, if such participant repays to the Plan any vested matching contributions previously distributed prior to the earlier of (i) five years after the date such participant is rehired, or (ii) the close of a period of severance equal to at least five consecutive years commencing after such participant received a distribution of his or her vested matching contributions. Matching contribution forfeitures are held in the General Account Fund and are used either to reduce future matching contributions, to pay certain administrative expenses, and/or restore previously forfeited balances (as described above).
     The Plan’s General Account Fund was established solely to track the activity of forfeitures. At December 31, 2009 and 2008, the balance of the Plan’s General Account Fund was $507 thousand and $711 thousand, respectively. For the year ended December 31, 2009, forfeited non-vested matching contributions totaled $1,347 thousand. During the year ended December 31, 2009, $1,866 thousand from the General Account Fund were used to reduce future matching contributions, to pay certain administrative expenses, or restore previously forfeited balances of partially vested participants who were re-employed.
     Loans
     A participant may borrow from his or her account up to a maximum of $50 thousand (reduced by the highest outstanding balance of loans during the one-year period ending the day before the date a loan is to be made) or 50% of the participant’s account balance (reduced by outstanding loans on the date of the loan), whichever is less. Such loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed, as determined quarterly by the Plan Administrator. The principal of and interest on the loans are paid ratably through payroll deductions. Loan repayments are made to Core Funds in accordance with the participant’s contribution investment allocation at the time of repayment. The loan balance outstanding as of December 31, 2009 and 2008 was $75,185 thousand and $69,756 thousand, respectively.
     Plan Amendments
     As reflected in the Plan, as amended and restated effective January 1, 2009 (see Note 11), for the years ended December 31, 2009 and 2008, the following material Plan amendments were adopted and became effective:
     Effective May 31, 2009, in connection with an outsourcing arrangement, certain participants who were transitioned to a third party provider became fully vested in their account balances under the Plan and, if they rolled over their entire account balance to the plan maintained by such third party for their benefit, they were permitted to include their outstanding Plan loan balances in the amount rolled over.
     Effective February 27, 2009, Texas Life Insurance Company ceased to be a Participating Affiliate and, pursuant to the terms of the sale of Texas Life Insurance Company, all employees of Texas Life Insurance Company became fully vested in their account balances under the Plan. Effective March 2, 2009, employees of Texas Life Insurance Company were permitted to rollover their entire account balances under the Plan to the 401(k) plan maintained by the third party acquiror or its affiliate and to include their outstanding Plan loan balances in the amount rolled over.
     Effective January 26, 2009, the Plan was amended to provide that a designated or default beneficiary may only waive his or her benefits under the Plan by timely signing and filing a disclaimer satisfying federal tax law requirements and limiting the documents that would be considered by the Plan Administrator in determining whether an individual is a deceased participant’s beneficiary.
     Effective January 1, 2009, the Plan was amended to limit the benefitable compensation of certain commissioned employees of MetLife Bank to 40% of the elements of compensation described in the Plan amendment.
     Effective January 1, 2009, the Plan was amended to suspend a participant’s account balance upon receiving reports of fraudulent activity involving the participant’s account or under certain circumstances, suspicion of fraudulent access to the participant’s account.
     Effective September 1, 2008, former employees of First Horizon National Corporation, First Tennessee Bank, National Association or any affiliate thereof (“First Horizon”) who became employees of a Participating Affiliate in connection with MetLife Bank’s acquisition of the residential mortgage origination and servicing business from First Horizon were generally given credit for service with First Horizon for eligibility and vesting purposes under the Plan. In addition, any such participant who had an outstanding loan under the First Horizon National Corporation Savings Plan and Trust had the opportunity to rollover his or her account balance under such plan including the outstanding loan balance under such plan to the Plan.
     Effective with respect to tender or exchange offers of MetLife, Inc. common stock made on or after September 1, 2008, the Plan Administrator has the discretion to decline any instruction if the instruction would result in the Plan holding shares of stock of any corporation not a member of the Company’s control group (as defined in the IRC) and/or which would require the Plan Administrator to maintain a separate fund intended to be invested primarily in the stock of the offeror. However, if as a result of the tender or exchange offer, the offeror becomes or is expected to become a member of the Company’s control group, the Plan Administrator may not decline such instruction.
     Effective August 1, 2008, the RGA Frozen Fund was added to the Plan. See “ -General Information.”
     Effective July 1, 2008, (i) the method of determining whether to instruct the Plan trustee to tender or exchange shares of MetLife, Inc. common stock for which instructions were not timely received is changed to a presumption that the participant intended to instruct the trustee not to tender such shares and (ii) each participant who became an employee of a Participating Affiliate in connection with the acquisition of SafeGuard and affiliates by MetLife, Inc. or the acquisition of EverBank Reverse Mortgage LLC, (“EverBank”) by MetLife Bank, (a) will be credited with prior service with SafeGuard or EverBank for purposes of determining eligibility and vesting future benefits under the Plan, and (b) is immediately fully vested in the employer matching contributions under their prior company plan.
     Effective for individuals commencing employment on or after February 1, 2008, such individuals’ eligibility for matching contributions shall begin on the first day of the month following the month in which such individuals complete one year of service.

     Effective January 1, 2008, the following changes were made to the Plan: (i) amendments needed to comply with the final IRS regulations under IRC Section 415 (pertaining to limitations on the contributions to the Plan), (ii) an amendment permitting a participant who has elected to receive a distribution of his or her account in the form of an annuity to elect, in addition to any other option, a joint and 75% survivor annuity, and (iii) amendments to reflect an administrative practice of enforcing trading restrictions imposed by a mutual fund, mutual fund family or the SDA’s clearing broker if either the fund’s restrictions on frequent trading disclosed in the fund’s prospectus or the clearing broker’s restrictions on frequent trading are violated.
2. Basis of Presentation and Summary of Significant Accounting Policies
     Basis of Presentation
     The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).
     The preparation of financial statements in conformity with GAAP requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent asset and liabilities. Actual results could differ from those estimates.
     In June 2009, the Financial Accounting Standards Board (“FASB”) approved FASB Accounting Standards Codification (“Codification”) as the single source of authoritative accounting guidance used in the preparation of financial statements in conformity with GAAP for all non-governmental entities. Codification changed the referencing and organization of accounting guidance without modification of existing GAAP. Since it did not modify existing GAAP, Codification did not have any impact on the Plan’s net assets available for benefits or changes in net assets available for benefits. On the effective date of Codification, substantially all existing non-SEC accounting and reporting standards were superseded and, therefore, are no longer referenced by title in the accompanying financial statements.
     Risks and Uncertainties
     The Plan utilizes various investment vehicles, including insurance company general and separate accounts and mutual funds. Such investments, in general, are exposed to various risks, such as overall market volatility, interest rate risk, and credit risk. The global economy and markets are now recovering from a period of significant stress that began in the second half of 2007 and substantially increased through the first quarter of 2009. Although the disruption in the global financial markets has moderated, not all global financial markets are functioning normally. Further volatility in the equity and credit markets could materially affect the value of the Plan’s investments reported in the financial statements.
     Investment Valuation and Income Recognition
     The Plan’s investments are stated at estimated fair value. The fully benefit-responsive investments with the Company (see Note 6) are stated at estimated fair value and then adjusted to contract value as a single amount reflected separately in the statements of net assets available for benefits. The statement of changes in net assets available for benefits, as it relates to these fully benefit-responsive investments, is presented on a contract value basis.
     The Plan defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In many cases, the exit price and the transaction (or entry) price will be the same at initial recognition. However, in certain cases, the transaction price may not represent fair value. The fair value of a liability is based on the amount that would be paid to transfer a liability to a third-party with the same credit standing. It requires that fair value be a market-based measurement in which the fair value is determined based on a hypothetical transaction at the measurement date, considered from the perspective of a market participant. When quoted prices are not used to determine fair value, the Plan requires consideration of three broad valuation techniques: (i) the market approach, (ii) the income approach, and (iii) the cost approach. The Plan determines the most appropriate valuation technique to use, given what is being measured and the availability of sufficient inputs. The Plan prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available. The Plan categorizes its assets and liabilities measured at estimated fair value into a three-level hierarchy, based on the priority of the inputs to the respective valuation technique (see Note 5). The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). An asset or liability’s classification within the fair value hierarchy is based on the lowest level of significant input to its valuation. The input levels are as follows:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities. The Plan defines active markets based on average trading volume for equity securities. The size of the bid/ask spread is used as an indicator of market activity for fixed maturity securities.

Level 2	Quoted prices in markets that are not active or inputs that are observable either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities other than quoted prices in Level 1; quoted prices in markets that are not active; or other inputs that are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Unobservable inputs that are supported by little or no market activity and are significant to the estimated fair value of the assets or liabilities. Unobservable inputs reflect the reporting entity’s own assumptions about the assumptions that market participants would use in pricing the asset or liability. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.
     The estimated fair value of the Plan’s interests in the Core Funds, other than the Fixed Income Fund and the MetLife Company Stock Fund, is determined by reference to the underlying assets of the respective separate accounts. The underlying assets of each respective separate account, which are principally comprised of cash investments and marketable equity and fixed income securities, reflect accumulated contributions, dividends and realized and unrealized investment gains or losses apportioned to such contributions, less withdrawals, distributions, loans to participants, allocable expenses relating to the purchase, sale and maintenance of the assets, and an allocable part of investment-related expenses. The estimated fair value of the underlying assets in each separate account is expressed in the form of a unit value for each respective separate account. Unit values are calculated and provided daily by the Company and represent the price at which participant-directed contributions and transfers are effected.
     The estimated fair value of the funds held in the SDA is determined by reference to the underlying shares of the publicly available mutual funds, other than the Core Funds, held within each participant’s respective account. Such estimated fair value is based on the net asset value published by the respective fund managers on the applicable reporting date.
     The Fixed Income Fund is comprised of a fully benefit-responsive investment with the Company (see Note 6). Except for The New England Financial Accumulation Account, the Fixed Income Fund is backed by a portfolio of assets allocated among several separate accounts with the Company. The estimated fair value of the Fixed Income Fund (excluding The New England Financial Accumulation Account) was determined by reference to the underlying assets of the separate accounts in a manner consistent with that for the other separate accounts that constitute the Core Funds, as described above. Unit values for the separate accounts backing the Fixed Income Fund, as determined daily, represent the price at which allocated contributions and transfers are effected for purposes of determining the estimated fair value of the Fixed Income Fund (excluding The New England Financial Accumulation Account). The estimated fair value of The New England Financial Accumulation Account is calculated by discounting the contract value which is payable in ten annual installments upon termination of the underlying contract using the yield of the Moody’s Baa Industrial Bond Index on the appropriate valuation dates.
     The estimated fair value of each of the MetLife Company Stock Fund and the RGA Frozen Fund, which are proprietary funds offered by the Plan, is determined by reference to the common stock of MetLife, Inc. and RGA respectively, each of which is traded on the New York Stock Exchange.
     Funds held in the Plan’s General Account Fund are invested through an investment contract with the Company. Amounts are stated at the aggregate amount of accumulated transfers of forfeited non-vested account balances and interest earned thereon, less withdrawals to reduce matching contributions or pay certain Plan administrative expenses, as discussed above. Amounts are available for withdrawal to reduce matching contributions or pay administrative expenses at any time. Interest crediting rates are reviewed for reset quarterly by the Company and interest is credited periodically in a manner consistent with the Company’s general practices for allocating such income. Accordingly, the stated carrying value approximates the estimated fair value.
     Loans to participants are carried at the outstanding loan balance which approximates estimated fair value.

     Contributions are recognized when due and withdrawals and distributions are recognized when incurred. Investment income is recorded as earned. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.
     Payment of Benefits
     Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of participants who have elected to withdraw from the Plan but have not yet been paid were $2,486 thousand and $1,319 thousand at December 31, 2009 and 2008, respectively.
     Rollover Contributions and Transfers into the Plan
     There were no transfers into the Plan during the year ended December 31, 2009. In 2008, MetLife, Inc. acquired SafeGuard and MetLife Bank acquired EverBank. Former employees of SafeGuard or of EverBank who became employees of a Participating Affiliate in connection with the acquisitions were credited with prior service for purposes of determining eligibility and vesting future benefits under the Plan. The SafeGuard 401(k) plan and EverBank 401(k) plan were each merged into the Plan in 2008. As a result of the SafeGuard and EverBank mergers, the Plan’s net assets available for benefits increased by $5,810 and $14,403, respectively. Also in 2008, MetLife Bank acquired assets of the mortgage origination and servicing business of First Horizon. Former employees of First Horizon who became employees of a Participating Affiliate in connection with the acquisition were credited with prior service with First Horizon for purposes of determining eligibility and vesting future benefits under the Plan and were permitted to rollover their account balances under the First Horizon National Corporation Savings Plan and Trust into the Plan. As a result of former First Horizon employees rolling over their former plan’s balances into the Plan, the Plan’s net asset available for benefits increased by $35,019.
     Excess Contributions Payable
     The Plan is required to return contributions received during the plan year in excess of IRC limits applicable to such contributions. An immaterial amount of such excess contributions was required to be returned to participants for the year ended December 31, 2009.
     Investment Management Fees
     Investment management fees are paid out of the assets of the Core Funds and the RGA Frozen Fund and are recognized as expenses of the Plan. Management fees and operating expenses charged to the Plan for investments in the mutual funds held in the SDA are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses for investments in such mutual funds are reflected as a reduction of return on such investments.
     Administrative and Other Expenses
     As provided in the Plan document, non-investment related expenses are paid by both the Company and the Plan. Those expenses paid by the Plan are recognized as expenses of the Plan.
     Adoption of New Accounting Pronouncements
     Effective December 31, 2009, the Plan adopted new guidance on: (i) measuring the fair value of investments in certain entities that calculate net asset value (“NAV”) per share (ii) how investments within the scope would be classified in the fair value hierarchy and (iii) enhanced disclosure requirements about the nature and risks of investments measured at fair value on a recurring or non-recurring basis. The adoption of this new guidance did not have a material impact on the estimated fair value or disclosure of applicable investments and had no impact on the statements of net assets available for benefits or statement of changes in net assets available for benefits.
     Effective April 1, 2009, the Plan adopted prospectively new guidance which establishes general standards for accounting and disclosures of events that occur after the date of the statement of net assets available for benefits but before financial statements are issued or available to be issued. The Plan has provided all of the required disclosures in its financial statements.
     In January 2010, the FASB issued new guidance that requires new disclosures about significant transfers in and/or out of Levels 1 and 2 of the fair value hierarchy and activity in Level 3 (Accounting Standards Update 2010-06, Fair Value Measurements and

Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements). In addition, this guidance provides clarification of existing disclosure requirements about (a) level of disaggregation and (b) inputs and valuation techniques. The update is effective for the first quarter of 2010. The Plan is currently evaluating the impact of this guidance on its financial statements.
3. Investments
     The Plan’s investments were as follows at December 31, 2009 and 2008:

	2009		2008
	(In thousands)
Fixed Income Fund **	$2,771,378	*	$2,482,663	*
Equity Fund	421,860	*	305,848	*
International Equity Fund	396,529	*	113,124
Common Stock Index Fund	357,921	*	293,779	*
Blended Small Company Stock Fund — SA 596	290,612	*	78,444
MetLife Company Stock Fund	260,524	*	229,246	*
Value Equity Fund — SA 593	124,766		105,972
Participant Loans (at outstanding balance)	75,185		69,756
Self-Directed Account — Mutual funds	34,085		25,822
General Account Fund ***	507		711
RGA Frozen Fund	497		644
Emerging Markets Equity Fund	—		126,692
Small Company Stock Fund	—		134,408

Total Investments	$4,733,864		$3,967,109

*	Represents 5% or more of the net assets available for benefits.

**	Includes Separate Accounts 78, 253, 378 & 429 and the New England Financial Accumulation Account.

***	Designed to hold Plan forfeitures.
4. Net Appreciation in Estimated Fair Value of Investments
     The Plan’s net appreciation in estimated fair value of investments (including realized and unrealized gains and losses) was as follows for the year ended December 31, 2009:

2009
(In thousands)
Separate accounts	$396,685
MetLife Company Stock Fund	27,292
Self-Directed Account — Mutual funds	7,717
RGA Frozen Fund	37

Net appreciation in estimated fair value of investments	$431,731

5. Fair Value Measurements
     The assets measured at estimated fair value on a recurring basis, including those items for which the Plan has elected the fair value option, are determined as described in Note 2. These estimated fair values and their corresponding fair value hierarchy are summarized as follows:

		Estimated Fair Value Measurements at
		December 31, 2009
			(In thousands)
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Investments in separate accounts — fixed income securities:
Separate Accounts - 78, 253, 378 & 429 (1)	$2,536,213	$—	$2,536,213	$—
The New England Financial Accumulation Account (2)	235,165	—	235,165	—
Investments in separate accounts – equity securities:
Equity Fund (3)	421,860	—	421,860	—
International Equity Fund (4)	396,529	—	396,529	—
Common Stock Index Fund (5)	357,921	—	357,921	—
Blended Small Company Stock Fund (6)	290,612	—	290,612	—
Value Equity Fund (7)	124,766	—	124,766	—
MetLife Company Stock Fund	260,524	—	260,524	—
Participant Loans (outstanding balance which approximates to fair value)	75,185	—	75,185	—
Self-Directed Account — Mutual funds	34,085	—	34,085	—
General Account Fund	507	—	507	—
RGA Frozen Fund	497	—	497	—

Total Investments	$4,733,864	$—	$4,733,864	$—

		Estimated Fair Value Measurements at
		December 31, 2008
			(In thousands)
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Investments in separate accounts — fixed income securities:
Separate Accounts - 78, 253, 378 & 429 (1)	$2,262,292	$—	$2,262,292	$—
The New England Financial Accumulation Account (2)	220,371	—	220,371	—
Investments in separate accounts – equity securities:
Equity Fund (3)	305,848	—	305,848	—
Common Stock Index Fund (5)	293,779	—	293,779	—
Small Company Stock Fund (8)	134,408	—	134,408	—
Emerging Markets Equity Fund (9)	126,692	—	126,692	—
International Equity Fund (4)	113,124	—	113,124	—
Value Equity Fund (7)	105,972	—	105,972	—
Blended Small Company Stock Fund (6)	78,444	—	78,444	—
MetLife Company Stock Fund	229,246	—	229,246	—
Participant Loans (at outstanding balance)	69,756	—	69,756	—
Self-Directed Account — Mutual funds	25,822	—	25,822	—
General Account Fund	711	—	711	—
RGA Frozen Fund	644	—	644	—

Total Investments	$3,967,109	$—	$3,967,109	$—

(1)	A fixed income fund that pays a credited rate, reset periodically and backed by diversified investment portfolios consisting of fixed income securities.

(2)	An investment consisting of a credited rate, reset periodically and backed by a diversified investment portfolio of the MetLife, Inc’s General Account.

(3)	A diversified investment portfolio consisting of domestic U.S. equity securities with relatively large market capitalizations that exhibit signs of above average sales and earnings growth.

(4)	A diversified investment portfolio consisting of international equity securities with relatively large market capitalizations and no particular bias towards value or growth.

(5)	A diversified investment portfolio consisting of domestic U.S. equity securities with relatively large market capitalizations and no particular bias towards value or growth.

(6)	A diversified investment portfolio consisting of domestic U.S. equity securities with relatively small market capitalizations and no particular bias towards value or growth.

(7)	A diversified investment portfolio consisting of domestic U.S. equity securities with relatively large market capitalizations and low price to book and price to earnings ratios.

(8)	A diversified investment portfolio consisting of domestic U.S. equity securities with relatively small market capitalizations that exhibit signs of above average sales and earnings growth.

(9)	A diversified investment portfolio consisting of emerging markets equity securities with no particular bias toward value or growth.
     The Plan has categorized its assets into the three-level fair value hierarchy based upon the priority of the inputs to the respective valuation technique. All assets in the preceding table are included in Level 2 because they are investments in separate accounts that are primarily invested in liquid and readily marketable securities. The estimated fair value of such separate account is based upon reported NAV provided by fund managers and this value represents the amount at which transfers in and out of the respective separate account are effected. These separate accounts provide reasonable levels of price transparency and can be corroborated through observable market data.
6. Fully Benefit-Responsive Investments with the Company
     The Plan has fully benefit-responsive investments with the Company. These investments are included in the Plan’s financial statements at estimated fair value and then adjusted to contract value as a single amount reflected separately in the statements of net assets available for benefits reported to the Plan by the Company. Contract value represents contributions directed to the investments, plus interest credited, less participant withdrawals and expenses. Participants may direct withdrawals for benefit payments and loans or transfer all or a portion of their investment to other investments offered under the Plan at contract value. The crediting interest rate is based on a formula agreed upon with the Company and is reviewed quarterly for resetting, but may not be less than zero.
     Assets held in these investments, except for The New England Financial Accumulation Account, are invested in various separate accounts. The contract value for these investments is determined using the annual crediting rate irrespective of the actual performance of the underlying separate account. The crediting interest rate for Plan participants and average yield for these investments with the Company was 5.30% for each of the years ended December 31, 2009 and 2008. The contract value was $2,498,608 thousand and $2,328,245 thousand at December 31, 2009 and 2008, respectively. The estimated fair value of the separate accounts underlying the contract value of these investments, as described in Note 2, was $2,536,213 thousand and $2,262,292 thousand at December 31, 2009 and 2008, respectively. Upon termination of one of these investments by the Plan, proceeds would be paid to the Plan, for the benefit of the participants, at the greater of the contract value or the estimated fair value.
     Assets held in The New England Financial Accumulation Account are invested in the general account of the Company. Accordingly, no quoted market valuation is readily available. The crediting interest rate for participants and average yield for The New England Financial Accumulation Account was 6.25% and 6.75% for the years ended December 31, 2009 and 2008, respectively. This account had a contract value of $236,805 thousand and $232,757 thousand at December 31, 2009 and 2008, respectively. The estimated fair value of this account was $235,165 thousand and $220,371 thousand as of December 31, 2009 and 2008, respectively. The estimated fair value is presented for measurement and disclosure purposes. Upon termination of the underlying contract by the Plan, proceeds will be paid for the benefit of the participants at the contract value determined on the date of termination in ten equal annual installments plus additional interest credited.

     While the Plan may elect to do so at any time, it does not currently intend to terminate any of the contracts underlying these investments. There are no reserves against the reported contract value for credit risk of the Company, as the issuer of the contracts that constitute these fully benefit-responsive investments.
7. Related-Party Transactions
     Certain Plan investments include separate accounts managed by the Company. Excluding the Fixed Income Fund, the balance of these investments was $1,591,688 thousand and $1,158,267 thousand at December 31, 2009 and 2008, respectively. Total net appreciation, including realized and unrealized gains and losses, for these investments was $396,683 thousand for the year ended December 31, 2009. The Company is the sponsor of the Plan and, therefore, transactions between the Plan and the Company qualify as party-in-interest transactions. During the year ended December 31, 2009, the Company received $5,246 thousand from the Plan for investment management fees.
     Plan investments in the Fixed Income Fund, except for The New England Financial Accumulation Account, include separate accounts underlying these investments with the Company (see Note 6) which are also managed by the Company. The estimated fair value of these investments was $2,536,213 thousand and $2,262,292 thousand at December 31, 2009 and 2008, respectively. Total investment income was $131,481 thousand for the year ended December 31, 2009. During the year ended December 31, 2009, the Company received investment management fees of $6,049 thousand from these separate accounts.
     Plan investments also include The New England Financial Accumulation Account which is also managed by the Company. The estimated fair value of this investment was $235,165 thousand and $220,371 thousand at December 31, 2009 and 2008, respectively. The total investment income was $14,208 thousand for the year ended December 31, 2009.
     At December 31, 2009 and 2008, the Plan held 7,305,514 and 6,540,826 shares, respectively, of common stock of MetLife, Inc. in the MetLife Company Stock Fund with a cost basis of $261,176 thousand and $270,057 thousand, respectively. During the year ended December 31, 2009, the Plan recorded dividend income on MetLife, Inc. common stock of $5,361 thousand.
     Certain participants, who are also employees of the Participating Affiliates, perform non-investment related services for the Plan. None of these employees or the Participating Affiliates receives compensation from the Plan in exchange for these services.
8. Termination of the Plan
     While the Participating Affiliates intend that the Plan be permanent, each of the Participating Affiliates (with respect to their respective employees) has the right to amend or discontinue their participation in the Plan. In the event of such termination, each participant employed by a terminating Participating Affiliate would be fully vested in matching contributions made to the Plan, and has a right to receive a distribution of his or her interest, in accordance with the provisions of the Plan.
9. Federal Income Tax Status
     The IRS has determined and informed the Company by letter dated May 23, 2002 that the Plan is designed in accordance with the applicable requirements of the IRC. The Plan has been amended and restated since receiving such determination letter. The Plan Administrator believes that the Plan is designed and currently being operated in material compliance with the applicable requirements of the IRC and the Plan document, and continues to be tax-exempt under the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements for the year ended December 31, 2009. See Note 11.

10. Reconciliation of Financial Statements to Form 5500
     The following is a reconciliation of net assets available for benefits between the financial statements and the Form 5500, Schedule H, Part I, Asset and Liability Statement as of December 31, 2009 and 2008:

	December 31,
	2009	2008
	(In thousands)
Net assets available for benefits per the financial statements	$4,695,835	$4,043,841
Benefits payable	(2,486)	(1,319)
Cumulative deemed distributions of participants’ loans	(1,051)	(2,537)

Net assets per Form 5500, Schedule H, Part I, Line 1l	$4,692,298	$4,039,985

     The following is a reconciliation of total deductions per the financial statements to total expenses per Form 5500, Schedule H, Part II, Income and Expense Statement for the year ended December 31, 2009:

December 31,
2009
(In thousands)
Total deductions per financial statements	$225,880

Benefits payable at December 31, 2009	2,486
Benefits payable at December 31, 2008	(1,319)
Current year cumulative deemed distributions	1,051
Prior year cumulative deemed distributions	(2,537)

Total expenses per Form 5500, Schedule H, Part II, Line 2j	$225,561

11. Subsequent Events
     The Plan evaluated the recognition and disclosure of subsequent events for its December 31, 2009 financial statements.
     On January 28, 2010, the Plan, as amended and restated to reflect numerous legislative, regulatory and other changes, was submitted to the Internal Revenue Service with a request for determination that the amendment and restatement of the Plan (effective January 1, 2009) does not adversely affect the Plan’s qualification under the IRC. See Note 1.
     On January 1, 2010, a match formula change was made effective for the Plan. The new match formula will provide a 100% match on the first 3% contributed by a participant and a 50% match on the next 2% contributed a participant. Participants contributing 5% of their eligible pay to the Plan will receive the full company match of 4%. The match formula in place in 2009 provides for the full company match of 4% if the participants contribute 3% of their eligible pay to the Plan.
     A number of investment fund changes were made effective January 1, 2010. The Plan added two new core investment funds, the Bond Index Fund and the Mid Cap Equity Index Fund. The Equity Fund, which was renamed the Large Cap Growth Fund, changed from an active investment management strategy to a passive, indexed management approach. Also effective January 1, 2010, the Small Company Stock Fund and the Emerging Markets Equity Fund were closed to the Plan.
******

Savings and Investment Plan for Employees of
Metropolitan Life and Participating Affiliates
Form 5500, Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of Year)
As of December 31, 2009

	(b) Identity of issuer, borrower, lessor, or	(c) Description of investment including maturity date, rate of interest,		(e) Current
(a)	similar party	collateral, par or maturity value	(d) Cost	value
				(In thousands)
*	Metropolitan Life Insurance Company	Fully Benefit-Responsive Investments **:
		GAC #11557 — SA 78	***	$423,135
		GAC #24888 — SA 253	***	437,895
		GAC #28894 — SA 429	***	1,034,901
		GAC #28895 — SA 378	***	640,282
		GAC #25767 (NEF Accumulation Account)	***	235,165

		Total assets in fully benefit-responsive investments — Fixed Income Fund		2,771,378

*	Metropolitan Life Insurance Company	Separate Account Contracts:
		Equity Fund — 611 (GAC #32098)	***	421,860
		Common Stock Index Fund — MI (GAC #8550)	***	357,921
		Blended Small Company Stock Fund — 596 (GAC #29962)	***	290,612
		International Equity Fund — 79 (GAC #8550)	***	396,529
		Value Equity Fund — 593 (GAC #29958)	***	124,766

		Total assets held for investment in separate account contracts		1,591,688

*	Metropolitan Life Insurance Company	MetLife Company Stock Fund	***	260,524
		Self-Directed Account (GAC #25768)	***	34,085

*	Metropolitan Life Insurance Company	General Account Fund — Forfeiture Account	***	507
		RGA Frozen Fund	***	497

*	Various participants	Participant Loans (maturing through 2025 with interest rates from 3.25% to 10.25%)	***	75,185

		Participant-directed investments **		4,733,864

		Adjustment from estimated fair value to contract value for fully benefit-responsive investment contracts		(35,965)

		Participant-directed investments (Adjusted)		$4,697,899

*	Permitted party-in-interest

**	At estimated fair value

***	Cost has been omitted with respect to participant-directed investments

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Savings and Investment Plan for Employees of Metropolitan Life and Participating Affiliates
By:	/s/ Margery Brittain
	Name:	Margery Brittain
	Title:	Plan Administrator

Date: June 24, 2010

EXHIBIT INDEX

EXHIBIT
NUMBER	EXHIBIT NAME
23.1	Consent of Independent Registered Public Accounting Firm